Exhibit 99.1

Wah Fu Education Group Limited and Nanjing Agricultural University Agreed the Joint Launch of the Comprehensive Evaluation System of Online Education for Self-taught Examination

BEIJING, China, May 01, 2023 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced that it entered into an agreement with Nanjing Agricultural University’ School of Continuing Education to co-operate on the launch of a “comprehensive evaluation system of online education” for self-taught examinations. In the future, the two parties will work together to reshape the education for self-taught examinations.

Wah Fu will be responsible for the development, technical operations and maintenance of the online learning platform involved in the program of "comprehensive evaluation of online education”. Wah Fu will also assist Nanjing Agricultural University in completing the technological development of distance education and learning support. Wah Fu’s learning assessment system can record and certify the assessment outcomes for self-taught examination in higher education. Wah Fu will also assist in the online management of each student’s continuing education process and will provide electronic certification of higher education results. This will allow colleges and universities to build a platform of continuing education information management in real time.

“This is the first cooperation between Wah Fu and Nanjing Agricultural University, and we are looking forward to servicing more education institutions in China in the future.” said Mr. Yang Yu, Chairman of Wah Fu.

About Wah Fu Education Group Limited

Since its establishment in 1999, Wah Fu has been committed to providing customized and diversified education solutions for the development of students, institutions and universities. Wah Fu continues to innovate in self-taught examinations for higher academic degrees, information application in adult education, non-degree training and other online educational programs.  Wah Fu has become one of the most influential brand of distance education for adults in China. For more information about Wah Fu, please visit www.edu-edu.cn.

About Nanjing Agricultural University

Founded in 1957, the School of Continuing Education of Nanjing Agricultural University is located in Nanjing, Jiangsu Province. The university is covered by the 211 Program, has been selected as one of the Innovation Platforms for Outstanding Disciplines listed under the National 985 Excellence Initiative Project and one of the institutions of higher education chosen to develop world-class disciplines under China’s Double First-class University Project. The School of Continuing Education provides education in the form of correspondence courses and part-time courses for students who pursue undergraduate degree with senior high school degrees, undergraduate degree with junior college degrees, and junior college degree with senior high school degrees. There are over 30 disciplines for undergraduate and junior college degrees, including agriculture, engineering, sciences, management, economics and so on. At present, more than 12,000 students are educated in the School of Continuing Education for various types of adult academic education and the number of enrolled students ranks among top agricultural colleges and universities in Jiangsu province.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

For Wah Fu:

Raincy Du
ir@edu-edu.com.cn

Investor Relations:

Haining Wang
Fair Consulting LLC
Email: info@fairconsulting.co
Phone: +1-646-752-9774(US) /+86-136-8536-8593(China)